UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

_____

Date of report (Date of earliest event reported)

November 15, 2002

VTEX Energy, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Nevada
(State or Other Jurisdiction of Incorporation)

000-22661	**76-0582614**
(Commission File Number)	(IRS Employer Identification No.)

8303 Southwest Freeway	
Suite 950	
Houston, Texas	**77074**
(Address of Principal Executive Offices)	(Zip Code)

(713) 773-3284
(Registrant's Telephone Number, Including Area Code)

Vector Energy Corporation
(Former Name or Former Address, if Changed Since Last Report)

_____

Item 5.   Other Events and Regulation FD Disclosure.

On November 15, 2002, Vector Energy Corporation, a Texas corporation, merged with and into its wholly owned subsidiary VTEX Energy, Inc., a Nevada corporation. Under the Plan and Agreement of Merger, one share of VTEX Energy, Inc. common stock will be issued for each 30 shares of Vector Energy Corporation common stock owned as of November 15, 2002, upon surrender of certificates representing shares of Vector Energy Corporation. In addition, one share of VTEX Energy, Inc. common stock will be issued for each fractional share that would result. The officers and directors of Vector Energy Corporation became the officers and directors of VTEX Energy, Inc.

Item 7.   Exhibits.

The following documents are filed as an Exhibit to this report:

2.05   Plan and Agreement of Merger of Vector Energy Corporation with and into VTEX Energy, Inc., dated as of October 25, 2002.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

VTEX Energy, Inc.

Date: November 19, 2002   By: /S/ Stephen Noser_____
                                              Stephen Noser, President

EXHIBIT INDEX

2.05   Plan and Agreement of Merger of Vector Energy Corporation with and into VTEX Energy, Inc. dated as of October 25, 2002.

EXHIBIT 2.05

PLAN AND AGREEMENT OF MERGER

OF

VECTOR ENERGY CORPORATION
(a Texas corporation)

AND

VTEX ENERGY, INC.
(a Nevada corporation)

PLAN AND AGREEMENT OF MERGER entered into on October 25, 2002, by VECTOR ENERGY CORPORATION, a Texas corporation ("Vector"), and approved by resolution adopted by its Board of Directors on said date, and entered into on October 25, 2002, by VTEX ENERGY, INC., a Nevada corporation ("VTEX"), and approved by resolution adopted by its Board of Directors on said date.

WHEREAS, Vector is a business corporation of the State of Texas with its registered office therein located at 8303 Southwest Freeway, Suite 950, Houston, Texas 77074; and

WHEREAS, the total number of shares of stock which Vector has authority to issue is 120,000,000, of which 100,000,000 are common stock, no par value per share, and 20,000,000 are preferred stock, no par value per share; and

WHEREAS, VTEX is a business corporation of the State of Nevada with its registered office therein located at 502 East John Street, City of Carson City; and

WHEREAS, the total number of shares of stock which VTEX has authority to issue is 200,000,000, of which 150,000,000 are common stock, $.001 par value per share, and 50,000,000 are preferred stock, $.001 par value per share; and

WHEREAS, the Texas Business Corporation Act permits a merger of a business corporation of the State of Texas with and into a business corporation of another jurisdiction; and

WHEREAS, the General Corporation Law of the State of Nevada permits the merger of a business corporation of another jurisdiction with and into a business corporation of the State of Nevada; and

WHEREAS, Vector and VTEX and the respective Boards of Directors thereof declare it advisable and to the advantage, welfare, and best interests of said corporations and their respective stockholders to merge Vector with and into VTEX pursuant to the provisions of the Texas Business Corporation Act and pursuant to the provisions of the General Corporation Law of the State of Nevada upon the terms and conditions hereinafter set forth;

NOW, THEREFORE, in consideration of the premises and of the mutual agreement of the parties hereto, being thereunto duly entered into by Vector and approved by a resolution adopted by its Board of Directors and being thereunto duly entered into by VTEX and approved by a resolution adopted by its Board of Directors, the Merger and the terms and conditions thereof and the mode of carrying the same into effect, are hereby determined and agreed upon as hereinafter in this Plan and Agreement of Merger set forth.

1. Vector shall, pursuant to the provisions of the Texas Business Corporation Act and to the provisions of the General Corporation Law of the State of Nevada, be merged with and into VTEX, which shall be the surviving corporation from and after the effective time of the merger and which is sometimes hereinafter referred to as the "surviving corporation", and which shall continue to exist as said surviving corporation under its present name pursuant to the provisions of the General Corporation Law of the State of Nevada. The separate existence of Vector, which is sometimes hereinafter referred to as the "terminating corporation", shall cease at said effective time in accordance with the provisions of the Texas Business Corporation Act.

2. The present Articles of Incorporation of the surviving corporation will be the Articles of Incorporation of the surviving corporation and will continue in full force and effect until changed, altered, or amended as therein provided and in the manner prescribed by the provisions of the General Corporation Law of the State of Nevada.

3. The present by-laws of the surviving corporation will be the by-laws of said surviving corporation and will continue in full force and effect until changed, altered, or amended as therein provided and in the manner prescribed by the provisions of the General Corporation Law of the State of Nevada.

4. The directors and officers in office of the surviving corporation at the effective time of the merger shall be the members of the Board of Directors and the officers of the surviving corporation, all of whom shall hold their directorships and offices until the election and qualification of their respective successors or until their tenure is otherwise terminated in accordance with the by-laws of the surviving corporation.

5. Each issued share of the common stock, no par value per share, of the terminating corporation shall, from and after the effective time of the merger, be converted into one thirtieth (.03) share of the common stock of the surviving corporation computed according to the following provisions. The surviving corporation shall not issue any certificate or script representing a fractional share of common stock but shall instead issue one (1) full share for any fractional interest arising from the Merger. Pursuant to the laws of the State of Nevada, certificates represent shares of the common stock of the terminating corporation shall be tendered to the surviving corporation for exchange into certificates representing shares of the common stock of the surviving corporation on or before December 31, 2002, which date the board of directors of the surviving corporation has found and determined to provide a reasonable period for the exchange. The shares of the surviving corporation that are outstanding immediately prior to the effect time of the merger shall be cancelled and deemed not outstanding as of the effective time of the merger.

6. Each issued share of the preferred stock, no par value per share, of the terminating corporation shall, from and after the effective time of the merger, be converted into one (1) share of the preferred stock of the surviving corporation having substantially similar powers, designations, preferences and relative, participating, option and other rights as the preferred shares of the terminating corporation. Pursuant to the laws of the State of Nevada, certificates represent shares of the preferred stock of the terminating corporation shall be tendered to the surviving corporation for exchange into certificates representing shares of the preferred stock of the surviving corporation on or before December 31, 2002, which date the board of directors of the surviving corporation has found and determined to provide a reasonable period for the exchange.

7.   The surviving corporation may sue in any court with jurisdiction to cause any stockholder of the terminating corporation to tender certificates representing shares owned by such stockholder to be tendered to the surviving corporation for exchange. Stockholders of the terminating corporation shall have no rights to notices, distributions or voting with respect to the surviving corporation unless the certificates representing shares of the terminating corporation are tendered to the surviving corporation for exchange.

8.   Except to the extent otherwise provided in the terms of outstanding options, warrants or other rights to purchase, or securities convertible into or exchangeable for common stock of the terminating corporation (other than shares of the preferred stock of the terminating corporation), each outstanding option, warrant or other right to purchase, and each outstanding security convertible into or exchangeable for common stock of the terminating corporation shall be converted into an option, warrant or other right to purchase, or security convertible into or exchangeable for common stock of the surviving corporation on the basis of one share of the Common Stock of the surviving corporation for each 30 shares of the common stock of the terminating corporation. In the event any such right would result in the issuance of a fractional share of the surviving corporation, such right to purchase or receive such fractional share shall be deemed to be a right to purchase or receive a full share of the surviving corporation. The exercise price or conversion ratio set forth in such option, warrant or other right to purchase, or security convertible into or exchangeable for common stock of the surviving corporation shall be ratably adjusted so that the total exercise or conversion price shall be the same as under the option, warrant, or other right to purchase, or security convertible into or exchangeable for common stock of the terminating corporation.

9.   In the event that this Plan and Agreement of Merger shall have been fully approved and adopted upon behalf of the terminating corporation in accordance with the provisions of the Texas Business Corporation Act and upon behalf of the surviving corporation in accordance with the provisions of the General Corporation Law of the State of Nevada, the said corporations agree that they will cause to be executed and filed and recorded any document or documents prescribed by the laws of the State of Texas and by the laws of the State of Nevada, and that they will cause to be performed all necessary acts within the State of Texas and the State of Nevada and elsewhere to effectuate the merger herein provided for.

10. The Board of Directors and the proper officers of the terminating corporation and of the surviving corporation are hereby authorized, empowered, and directed to do any and all acts and things, and to make, execute, deliver, file, and record any and all instruments, papers, and documents which shall be or become necessary, proper, or convenient to carry out or put into effect any of the provisions of this Plan and Agreement of Merger or of the merger herein provided for.

11. The effective time of this Plan and Agreement of Merger, and the time at which the merger herein agreed shall become effective in the State of Texas and the State of Nevada, shall be on the last to occur of:

(a)   the approval of this Plan and Agreement of Merger by the stockholders of the terminating corporation in accordance with the Texas Business Corporation Act; or

(b)   the date this Plan and Agreement of Merger, or a certificate of merger meeting the requirements of the General Corporation Law of the State of Nevada, is filed with the Secretary of State of the State of Nevada.

12. Notwithstanding the full approval and adoption of this Plan and Agreement of Merger, the said Plan and Agreement of Merger may be terminated at any time prior to the filing thereof with the Secretary of State of the State of Nevada.

13. Notwithstanding the full approval and adoption of this Plan and Agreement of Merger, the said Plan and Agreement of Merger may be amended at any time and from time to time prior to the filing thereof with the Secretary of State of the State of Texas and at any time and from time to time prior to the filing of any requisite merger documents with the Secretary of State of the State of Nevada except that, without the approval of the stockholders of Vector and the stockholders of VTEX, no such amendment may (a) change the rate of exchange for any shares of Vector or the types or amounts of consideration that will be distributed to the holders of the shares of stock of Vector; (b) change any term of the Articles of Incorporation of the surviving corporation; or (c) adversely affect any of the rights of the stockholders of Vector or VTEX.

IN WITNESS WHEREOF, this Plan and Agreement of Merger is hereby executed upon behalf of each of the constituent corporations parties thereto.

Dated: October 25, 2002   VECTOR ENERGY CORPORATION

                                        By: /s/ Samuel M. Skipper
                                                Samuel M. Skipper
                                                Chairman

                                                VTEX ENERGY, INC.

                                        By: /s/ Samuel M. Skipper
                                                Samuel M. Skipper
                                                Chairman